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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ______________________

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)


                                E&B MARINE INC.
- --------------------------------------------------------------------------------
                               (NAME OF ISSUER)


                    Common Stock, $.001 par value per share
- --------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)


                                  268215 20 9
- --------------------------------------------------------------------------------
                                (CUSIP NUMBER)



                              RANDOLPH K. REPASS
                               West Marine, Inc.
                              500 Westridge Drive
                     Watsonville, California   95076-4100
                                (408) 728-7400
- --------------------------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                 June 17, 1996
- --------------------------------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of this class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                               PAGE 1 OF 6 PAGES.
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                                  SCHEDULE 13D

 CUSIP NO. 268215 20 9                                         PAGE 2 OF 6 PAGES

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    West Marine, Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [_]
                                                                     (b) [_]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]


6   CITIZENSHIP OR PLACE OR ORGANIZATION

    Delaware


                7     SOLE VOTING POWER
                      -0-
NUMBER OF
SHARES          8     SHARED VOTING POWER
BENEFICIALLY          1,000
OWNED BY EACH
REPORTING       9     SOLE DISPOSITIVE POWER
PERSON                -0-
WITH
               10     SHARED DISPOSITIVE POWER
                      1,000


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                      [_]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    100

14  TYPE OF REPORTING PERSON

    CO
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION
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                                  SCHEDULE 13D

 CUSIP NO. 268215 20 9                                         PAGE 3 OF 6 PAGES

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Randolph K. Repass

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [_]
                                                                     (b) [_]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]


6   CITIZENSHIP OR PLACE OR ORGANIZATION

    United States


                7     SOLE VOTING POWER
                      -0-
NUMBER OF
SHARES          8     SHARED VOTING POWER
BENEFICIALLY          1,000
OWNED BY EACH
REPORTING       9     SOLE DISPOSITIVE POWER
PERSON                -0-
WITH
               10     SHARED DISPOSITIVE POWER
                      1,000


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                      [_]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    100

14  TYPE OF REPORTING PERSON

    IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION
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                                                               Page 4 of 6 Pages

    With respect to each contract, agreement or other document referred to herein and filed with the Securities and Exchange Commission as an exhibit to this report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

    West Marine, Inc., a Delaware corporation ("West Marine"), and Randolph K. Repass ("Repass") hereby amend the single joint statement on Schedule 13D filed with the Securities and Exchange Commission on April 12, 1996 (the "Original Statement"), which statement related to the Common Stock, par value $.001 per share (the "Shares"), of E&B Marine Inc., a Delaware corporation (the "Issuer"), to add the following to Items 3 and 5 thereof:


Item 3.  Source and Amount of Funds.
- ------   --------------------------

    Pursuant to the Agreement and Plan of Merger (the "Plan of Merger"), dated as of April 2, 1996, by and among West Marine, WM Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of West Marine ("Merger Sub"), and the Issuer, at 5:30 p.m., Delaware time, on June 17, 1996 (the "Effective Time"), Merger Sub was merged (the "Merger") with and into the Issuer. The Issuer was the surviving corporation (the "Surviving Corporation") of the Merger and thereby became a wholly-owned subsidiary of West Marine. Each Share (other than treasury Shares and Shares held by West Marine or any subsidiary of West Marine or the Issuer) outstanding at the Effective Time was converted into the right to receive 0.15157 of a share of Common Stock, par value $0.001 per share, of West Marine ("West Marine Common Stock"), with cash to be issued in lieu of fractional shares of West Marine Common Stock equal to $69 multiplied by the fraction of a share of West Marine Common Stock that would otherwise have been issued. Each of the 1,000 shares of Common Stock, par value $0.001 per share, of Merger Sub outstanding immediately prior to the Effective Time was converted at the Effective Time into Shares of the Surviving Corporation. A copy of the Plan of Merger was filed as Exhibit B to the Original Statement.

    In connection with the consummation of the Merger, the Stockholders Agreement, dated as of April 2, 1996 (the "Stockholders Agreement"), by and
among West Marine and certain stockholders of the Issuer holding a majority of the Issuer's outstanding Shares (the "Majority Stockholders"), has terminated, other than with respect to, among other things, certain non-competition and non-solicitation provisions thereof and certain provisions relating to fees and expenses to be paid in connection with terminations of the Stockholders Agreement. A copy of the Stockholders Agreement was filed as Exhibit C to the Original Statement.
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                                                               Page 5 of 6 Pages

 Item 5.      Interest in Securities of the Issuer.
 ------       ------------------------------------

    (a) The total number of Shares which each of West Marine and Repass beneficially owns for purposes of Rule 13d-3 is 1,000 or 100.0% of the outstanding Shares.

    (b) West Marine has directly (and Repass has, due to his beneficial ownership of approximately 47.3% of West Marine Common Stock, indirectly) shared power to vote or to direct the vote of, and shared power to dispose or to direct the disposition of, all of the outstanding Shares.

    (c) Except as described above and in the Original Statement, neither West Marine, Repass nor any other person named in Exhibit A to the Original Statement owns beneficially any Shares or had effected transactions in Shares during the 60 days preceding the date of this statement.

    (d)  None.

    (e)  Not applicable.
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                                                               Page 6 of 6 Pages

    After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: June 25, 1996

                                       WEST MARINE, INC.


                                       By:   /s/ Randolph K. Repass
                                          --------------------------------
                                       Name:   Randolph K. Repass
                                       Title:  Chairman of the Board